U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

 [X] Form 10-K   []   Form 20-F   []   Form 11-K   []  Form 10-Q  []  Form N-Sar


       For Period Ended:                  December 31, 1998

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition  Report  on Form 11-K
       [ ] Transition  Report on Form 10-Q
       [ ] Transition Report on Form N-SAR

       For the Transition Period Ended:______________________________

       If the notification related to a portion of the filing checked above,
         identify the Item(s) to which the notification relates:      N/A

Part I -- Registrant Information

Full Name of Registrant:                   Old Stone Corporation
Former Name if Applicable:                 N/A
Address of Principal Executive Office:     957 Warren Avenue
                                           East Providence, Rhode Island  02914

Part II -- Rules 12b-25(b) and (c)

The Registrant seeks relief pursuant to Rule 12b-25(b) because the Form 10-K could not be timely filed without unreasonable effort or expense. The Registrant further represents that:

       [ ] The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

       [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.

Part III -- Narrative

       On September 16, 1992, Old Stone Corporation ("OSC") and Old Stone Bank (the "Bank") (collectively, the "Plaintiffs") instituted a suit against the United States ("Defendant") in the U.S. Court of Federal Claims. On January 29, 1993, the Office of Thrift Supervision ("OTS") declared the Bank, insolvent and appointed the Resolution Trust Company ("RTC") as receiver (the "Bank Closing"). Following the Bank Closing, the Bank's claims and the claims of OSC were split into two separate actions. On February 27, 1998, OSC filed a motion for summary judgment, which the Defendant is opposing. There are several similar cases pending before the U.S. Court of Federal Claims. OSC's case is dependent upon the outcome of other cases which are currently being, or will soon be, litigated on damages. No prediction as to the timing or the outcome of OSC's case can be made at this time. Due to the unpredictability of the outcome, the financial statements of OSC have not been finalized and, therefore, the financial information required by Form 10-K cannot be obtained.

Part IV -- Other Information

      (1) Name and telephone number of person to contact in regard to this notification

          Christine M. Marx, Esq.                        (973) 376-7700
              (Name)                              (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                      [ X ]  Yes        [  ]  No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [  ]   Yes        [X]   No

       Old Stone Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 OLD STONE CORPORATION


Date:  March 31, 1998                            By:  /s/ Bernard V. Buonanno
                                                   -----------------------------
                                                      Bernard V. Buonanno
                                                      Chairman